

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-Mail
Mr. Ronald McGregor
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada

> **Re:** **Rouge Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2014**
> **Filed May 23, 2014**
> **Response dated June 26, 2014**
> **File No. 001-31799**

Dear Mr. McGregor:

We have reviewed your response letter, dated June 26, 2014, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2014

Item 17. Financial Statements, page 44

1.   We note your response to comment three in our letter dated June 19, 2014 and see that you propose to include a tabular reconciliation and narrative discussion of the differences between International Financial Reporting Standards (IFRS) and U.S. Generally Accepted Accounting Principles under Item 17. Please note that a reconciliation is not required by the Instructions to Form 20-F as you have prepared your financial statements in accordance with IFRS as issued by the International Accounting Standards Board. In addition, we note that your proposed disclosure would continue to report your financial statements under Item 17, rather than under Item 18. As a result, we reissue our prior comment. Compliance with Item 18 rather than Item 17 is required for issuer financial statements included in both annual reports and registration statements filed on Form 20-F

for issuers with fiscal years ended on or after December 15, 2011. Please revise to present clearly your financial statements under Item 18 rather than Item 17 of Form 20-F.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa, Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining